                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549




                                   F O R M   6 - K


 [X]   Pursuant to Rule 13a-16 or 15d-16 of the SECURITIES EXCHANGE ACT OF 1934





                                    GOLDCORP INC.
                -----------------------------------------------------
                (Exact name of registrant as specified in its charter)



                            COMMISSION FILE NUMBER 1-12970




        PROVINCE OF ONTARIO                          98770100
  -------------------------------      ------------------------------------
  (State of other jurisdiction of      (I.R.S. Employer Identification No.)
   incorporation or organization)




                           SUITE 2700, 145 KING STREET WEST
                           TORONTO, ONTARIO, CANADA M5H 1J9

                                    (416) 865-0326
                 (Registrant's telephone number, including area code)


Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                            Form 20 - F [   ]   Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-(b) under the Securities Exchange Act of 1934.

                                                          Yes [   ]    No [ X ]

                                       FORM 27

                MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

               ONTARIO SECURITIES ACT OR EQUIVALENT IN OTHER PROVINCES



ITEM 1    REPORTING ISSUER:

          GOLDCORP INC.
          Suite 2700, 145 King Street West
          TORONTO, Ontario
          M5H 1J8
          Canada

ITEM 2    DATE OF MATERIAL CHANGE:

          December 23, 1997.

ITEM 3    PRESS RELEASE

          December 23, 1997

ITEM 4    SUMMARY OF MATERIAL CHANGE:

          Goldcorp will sell its industrial mineral operations to Canadian Industrial Minerals Income Trust.

ITEM 5    FULL DESCRIPTION OF MATERIAL CHANGE:

          Goldcorp Inc. ("Goldcorp") and Canadian Industrial Minerals Income Trust (the "Trust"), a new income trust formed by Goldcorp, jointly announced today that the Trust has filed a preliminary prospectus for an initial public offering of units of the Trust with the securities regulatory authorities in each of the provinces of Canada. Proceeds of the offering will be used to acquire the assets and undertaking of Goldcorp's Industrial Minerals Division. The offering will be sold on a best efforts basis by a group led by CIBC Wood Gundy Securities Inc.

          The Industrial Minerals Division is comprised of two divisions:
          Saskatchewan Minerals which produces natural sodium sulphate at two locations in Saskatchewan; and Havelock Lime which produces lime and limestone products in New Brunswick. Both divisions have been operating for over 50 years. Saskatchewan Minerals is one of the world's larger producers of natural high-quality sodium sulphate. Havelock Lime is a leading producer of lime and limestone products sold throughout Canada's Atlantic Provinces and the State of Maine.

          Goldcorp will continue to manage and build the business and operations of the Trust but will no longer have an ownership interest in the Industrial Minerals Division. Forecasted 1998 revenues and distributable cash are $67.2 million and $13.8 million, respectively. The transaction is expected to close prior to the end of February, 1998.

          Goldcorp will use the proceeds from the sale to fund capital and development costs at its Red Lake Mine, as well as for other corporate requirements. Development and capital costs at the Red Lake Mine will be approximately $115 million.

          The securities being offered have not been registered in the United States under the SECURITIES ACT OF 1933 and may not be offered or sold in the United States.

ITEM 6    RELIANCE ON SECTION 75(3) OF THE ACT:

          Not Applicable.

ITEM 7    OMITTED INFORMATION

          Not Applicable.

ITEM 8    SENIOR OFFICER:

          Abraham N. Rubinfeld
          Corporate Counsel and Secretary
          Goldcorp Inc.
          Suite 2700, 145 King Street West
          TORONTO, Ontario   M5H 1J8
          Telephone:   (416) 865-0326
          Facsimile:   (416) 361-5741

ITEM 9    STATEMENT OF SENIOR OFFICER:

          The foregoing accurately discloses the material change referred to herein.

          Toronto, Ontario
          December 30, 1997
                                   ----------------------------------------
                                   Abraham N. Rubinfeld
                                   Corporate Counsel and Secretary

GOLDCORP INC.
--------------------------------------------------------------------------------

Suite 2700, 145 King Street West, Toronto, Ontario  M5H 1J8 Canada





website: www.goldcorp.com






                                     NEWS RELEASE

                  GOLDCORP TO SELL ITS INDUSTRIAL MINERAL OPERATIONS

                   CANADIAN INDUSTRIAL MINERALS INCOME TRUST FILES
                                PRELIMINARY PROSPECTUS


Toronto, Ontario
December 23, 1997

GOLDCORP INC. (TSE/ME: G.A, G.B; NYSE: GG.A, GG.B) and CANADIAN INDUSTRIAL MINERALS INCOME TRUST, a new income trust formed by Goldcorp, jointly announced today that the Trust has filed a preliminary prospectus for an initial public offering of units of the Trust with the securities regulatory authorities in each of the provinces of Canada. Proceeds of the offering will be used to acquire the assets and undertaking of Goldcorp's Industrial Minerals Division. The offering will be sold on a best efforts basis by a group led by CIBC Wood Gundy Securities Inc.

The Industrial Minerals Division is comprised of two divisions: Saskatchewan Minerals which produces natural sodium sulphate at two locations in Saskatchewan; and Havelock Lime which produces lime and limestone products in New Brunswick. Both divisions have been operating for over 50 years. Saskatchewan Minerals is one of the world's larger producers of natural high-quality sodium sulphate. Havelock Lime is a leading producer of lime and limestone products sold throughout Canada's Atlantic Provinces and the State of Maine.

Goldcorp will continue to manage and build the business and operations of the Trust but will no longer have an ownership interest in the Industrial Minerals Division. Forecasted 1998 revenues and distributable cash are $67.2 million and $13.8 million, respectively.

Goldcorp will use the proceeds from the sale to fund capital and development costs at its Red Lake Mine, as well as for other corporate requirements. Development and capital costs at the Red Lake Mine will be approximately $115 million.

The transaction is expected to close prior to the end of  February, 1998.

Goldcorp is a North American-based gold producer. In addition to its Red Lake Mine, Goldcorp owns and operates an open pit gold mine located in the Black Hills of South Dakota.

The securities being offered have not been registered in the United States under the SECURITIES ACT OF 1933 and may not be offered or sold in the United States.

For further information, please contact:


Robert R. McEwen
Chairman and Chief Executive Officer

Tel:  (416) 865-0326
Fax:  (416) 361-5741
email: info@goldcorp.com

                                      SIGNATURE

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GOLDCORP INC.


                                             By   /s/ Abraham N. Rubinfeld
                                                  ----------------------------
                                                  Abraham N. Rubinfeld
                                                  Corporate Counsel and
                                                  Secretary
                                                  (Duly Authorized Officer)


Date: January 8, 1998